NovaGold Resources Inc.
Consolidated Financial Statements

February 28, 2006

Management’s Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated April 12, 2006 and provides an analysis of NovaGold's financial results for the quarter ended February 28, 2006 compared to the same quarter in the previous year. At April 12, 2006 the Company had 88.3 million common shares issued and outstanding. The following information should be read in conjunction with the Company's February 28, 2006 unaudited consolidated financial statements and related notes and with the Company's audited consolidated financial statements and related notes for the year ended November 30, 2005, which were prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements. All amounts are in Canadian dollars unless otherwise states. Additional information related to NovaGold is available on the Company's website www.novagold.net or on SEDAR at www. sedar.com.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and British Columbia. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with Barrick Gold Corp., and the Ambler project in partnership with subsidiaries of Rio Tinto. NovaGold had $217 million of unrestricted cash at February 28, 2006 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company had net income of $0.1 million (or $0.00 per share) for the quarter ended February 28, 2006, compared with a net loss of $5.1 million (or $0.08 per share) for the same quarter in 2005. The major factors causing the improvement in the quarterly results were an increase of land sales of $0.6 million, a foreign exchange gain increase of $0.6 million resulting from the Company's treasury management of excess cash and a decrease of $4 million in non-cash stock-based compensation due to the timing of stock option grants.

Revenues from the Company's land and gravel sales, gold royalties and other revenues increased by $0.6 million in the quarter ended February 28, 2006, compared with the same quarter in 2005. The increase in revenues was mainly due to a large land sale within the Nome, Alaska city limits that occurred during the quarter. Interest income for the quarter increased by $0.3 million compared with the previous year due to the investment of excess cash from the Company's completed public offering completed in early February 2006.

Expenses were $1.8 million for the quarter ended February 28, 2006 compared with $5.7 million in the same quarter in 2005. During the quarter, the Company recorded a foreign exchange gain of $0.7 million resulting from the Company's treasury management of the excess cash from the February 2006 financing. In the quarter the Company recorded $0.2 million for stock-based compensation compared with $4.2 million in the previous year. The difference is due to timing of grants. In 2006 the Company granted annual stock options in March compared with January in 2005. The accounting for stock-based compensation includes an equivalent amount in shareholders' equity, so there is no net effect on shareholders' equity as a result of this charge.

Overall general and administrative costs, salaries, corporate development and communication, and professional fees have increased by $0.8 million to $2.2 million in the first quarter of 2006 compared with $1.5 million in the same quarter in 2005. Corporate development and communication costs have decreased slightly due to a reduction of the use of consultants as permanent employees have been hired to performed similar functions. General and administrative, professional fees and salaries have increased because of the Company's growth. The Company has expanded staff resources in all areas to meet the needs created by the more advanced stages of the Company's projects and an expanded shareholder base.

The Company also recorded a dilution gain of $0.5 million from its ownership of common shares of Alexco Resource Corp.

Selected Financial Data

The following quarterly information is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

NovaGold Resources Inc. Quarter Report 2006

Management’s Discussion and Analysis

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	2/28/06	11/30/05	8/31/05	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04
	$	$	$	$	$	$	$	$

Net revenues	1,409	1,256	1,074	409	515	946	1,207	581
Income (loss) for the quarter	102	2,577	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)
Loss per share - basic and diluted	0.00	0.04	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)
Expenditures on mineral properties
and related deferred costs(1)
USA	1,641	4,221	4,636	2,735	1,613	3,852	3,153	970
Canada	5,274	17,433	22,232	6,442	2,859	7,371	92,980(2)	1,553

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and stock based compensation, net of recoveries, write-downs, disposals and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the first quarter, the Company had expended $6.9 million on mineral properties and related deferred costs. Of this amount, $4.2 million and $1.1 million related to the Galore Creek project and adjacent Copper Canyon project, respectively, both located in northern British Columbia. The majority of the expenditures at Galore Creek relate to environmental and engineering work performed for the submission of an Environmental Assessment Report in the second quarter and an independent Feasibility Study targeted to be completed on the project in the second half of 2006. The expenditures on the Copper Canyon property mainly relate to the fair value of the Company's 74,074 common shares issued during the quarter as part of the property option agreement. Also $0.9 million was expended on engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants, taxation and the write-offs of mineral property costs previously capitalized. The main fluctuations over the previous eight quarters related to stock options and taxation. The majority of the Company's properties are not yet in production, consequently the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first quarter of 2006.

Liquidity and Capital Resources

The Company expended $1.7 million on net operating activities during the quarter ended February 28, 2006 compared with $1.7 million in the same quarter in 2005. The Company recorded a net income of $0.1 million during the quarter compared with a net loss of $5.1 million in the prior year. The $5.2 million difference is reduced by a $4.4 million decrease in non-cash items and an increase of $0.8 million in non-cash working capital.

The Company received net proceeds during the quarter of $191 million from a public offering and the exercise of stock options and warrants during the quarter compared with $0.8 million from the exercise of stock options in the first quarter of 2005.

The Company expended $5.8 million on investing activities during the first quarter of 2006 compared with $7.0 million in the same quarter in 2005. In 2005, expenditures of $3.4 million related to accrued costs at the Company's November 30, 2004 year end. The majority of the quarterly mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The Company also expended $1.7 million purchasing equipment for the Rock Creek project, in anticipation of mine construction approval in 2006, and purchasing mobile equipment for the Galore Creek project.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At February 28, 2006, the Company's aggregate commitments for operating leases totaled $2.8 million. These operating leases include

NovaGold Resources Inc. Quarter Report 2006

Management’s Discussion and Analysis

the Company's leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars

$
2006	222
2007	295
2008	295
2009	295
2010	305
Thereafter	1,420

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia. Financial contributions will be made by NovaGold to the Tahltan Heritage Trust Fund (Trust Fund) which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5% to 1.0% net smelter royalty each year.

Outlook

At February 28, 2006 the Company had unrestricted cash and cash equivalents of $217 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million. The net proceeds from the financing are planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company's other projects.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 75,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the second half of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 metres of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006.

At Rock Creek (and Big Hurrah) the Company is planning a two staged approach. An amount of US$16 million has been budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 metre drill program. The second stage assumes that permits will be obtained on a timely fashion and that the board of directors of the Company will make a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. It is expected that a further budget for 2006 of approximately US$37 million would be added at this time.

The Company is still assessing the results of the 2005 season work at both the Galore Creek and Rock Creek/Big Hurrah projects and may change the planned expenditures on those projects dependent on the final 2005 season results.

At the Ambler project, the Company plans to spend US$4 million completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meters drilling program focusing on new areas along the Ambler belt.

NovaGold's joint venture partner at Donlin Creek is Placer Dome US. On March 15, 2006 Barrick Gold Corp (Barrick) acquired all of the shares of the parent of Placer Dome US. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of Placer Dome Inc. Placer Dome had indicated to NovaGold prior to that date that it expected to meet its US$32 million expenditure requirement at Donlin Creek in the first half of 2006. Placer Dome also indicated a significant budget for Donlin Creek through mid-2007. If Barrick carries out the same program as proposed by Placer Dome for 2006, NovaGold's share, assuming 30% of the budget, would be approximately US$8 million. NovaGold has the right under the joint ven-

NovaGold Resources Inc. Quarter Report 2006

Management’s Discussion and Analysis

ture agreement to request that these funds be advanced by Placer Dome, with interest and a right to lodge security against NovaGold's share of the property, but the Company expects to choose to contribute any such funds from its own cash.

In addition to the above NovaGold has other ongoing expenditures and property interests. The Company expects to fund all its currently planned activities for 2006 from existing cash.

On April 13, 2006 the Company announced that it intends to make an offer by means of a share exchange to acquire all the shares of Coast Mountain Power Corp., a green power company with hydroelectric projects near Galore Creek, in a transaction valued at approximately $40 million.

Related Party Transactions

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

In January 2006 Alexco completed an initial public offering (IPO) and was listed on the Toronto Stock Exchange (TSX). The TSX listing accelerated the maturity of certain warrants previously issued. NovaGold did not participate in the IPO nor did it own any warrants. As a consequence of these issuances NovaGold's interest in Alexco was reduced from approximately 29% to 19.3% and the Company recognized a gain of $0.5 million on the dilution. The Company, in order to maintain its percentage interest in Alexco, committed to purchase up to 1.2 million common shares in Alexco at $2.50 per share contemporaneously with a public offering by Alexco at the same per share amount. The offering is expected to close by the end of April 2006.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totaling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

NovaGold Resources Inc. Quarter Report 2006

Management’s Discussion and Analysis

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company's accounting policies are described in note 2 to the Company's 2005 audited consolidated financial statements which can be obtained on the Company's website www.novagold.net or on SEDAR www.sedar.com.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact . Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NovaGold Resources Inc. Quarter Report 2006

Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars
	February 28	November 30
	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	216,896	33,317
Restricted cash	785	785
Accounts and GST receivable	746	2,332
Amounts receivable from related party	13	13
Inventory	53	55
Temporary investments (note 4)	3,534	3,534
Deposits and prepaid amounts	1,632	669
	223,659	40,705

Accounts and officer loan receivable	684	763
Land	1,741	1,754
Property, plant and equipment (note 3)	15,347	13,685
Mineral properties and related deferred costs (note 5)	216,212	209,297
Investments (note 4)	4,546	4,069
Reclamation deposit	105	105
	462,294	270,378

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,001	8,885
Loan payable	200	200
Asset retirement obligation	970	1,020
	9,171	10,105

Officer loan payable	191	191
Deferred tenant inducements	430	442
Deferred income	11	13
Future income taxes	34,393	34,393
	44,196	45,144

Shareholders' equity
Share capital (note 6)	485,433	292,876
Contributed surplus	820	820
Stock-based compensation (note 7)	10,816	10,219
Warrants	9,367	9,759
Deficit	(88,338)	(88,440)
	418,098	225,234
	462,294	270,378

Nature of operations (note 1)

(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NovaGold Resources Inc. Quarter Report 2006

Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars,
	except for per share amounts
	Three Months Ended
	February 28	February 28
	2006	2005
	$	$

Revenue
Land, gravel, gold and other revenue	779	144
Interest income	674	403
	1,453	547

Cost of sales	44	32
	1,409	515
Expenses and other items
Corporate development and communication	157	219
Foreign exchange gain	(654)	(27)
General and administrative	675	495
Professional fees	576	118
Salaries	827	638
Salaries - stock-based compensation (note 7)	205	4,209
	1,786	5,652

Gain on dilution from equity investment (note 4)	(517)	-
Loss from equity investment	38	-

Income (loss) for the period	102	(5,137)
Deficit - Beginning of period	(88,440)	(82,632)
Deficit - End of period	(88,338)	(87,769)
Income (loss) per share
Basic and diluted	0.00	(0.08)

Weighted average number of shares (thousands)	76,369	65,828

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Quarter Report 2006

Consolidated Statements of Cash Flows - Unaudited

	in thousands of Canadian dollars
	Three Months Ended
	February 28	February 28
	2006	2005
	$	$
Cash flows from (used in) operating activities
Income (loss) for the period	102	(5,137)
Items not affecting cash
Amortization	50	62
Gain on dilution from equity investment	(517)	-
Loss from equity investment	38	-
Stock-based compensation	205	4,209
	(122)	(866)

Net change in non-cash working capital
Decrease (increase) in accounts and GST receivable, deposits and prepaid amounts	623	(604)
Decrease in inventory	2	-
Decrease in accounts payable and accrued liabilities	(2,210)	(208)
	(1,707)	(1,678)

Cash flows from financing activities
Proceeds from issuance of common shares - net	191,046	804
	191,046	804

Cash flows used in investing activities
Acquisition of property, plant and equipment	(1,711)	(41)
Increase in accounts receivable	79	-
Expenditures on mineral properties and related deferred costs - net	(5,404)	(3,607)
Increase (decrease) in accounts payable and accrued liabilities related to mineral properties	1,276	(3,373)
	(5,760)	(7,021)

Increase (decrease) in cash and cash equivalents during the period	183,579	(7,895)
Cash and cash equivalents - Beginning of period	33,317	56,142
Cash and cash equivalents - End of period	216,896	48,247

Supplemental disclosure
Shares issued for option agreement	1,087	864

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

1. Nature of operations

NovaGold Resources Inc. (the “Company”) is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2005 Annual Report and have been consistently followed in the preparation of these consolidated financials statements. These consolidated financial statements should be read in conjunction with the Company's 2005 audited consolidated financial statements.

3. Property, plant and equipment

	in thousands of Canadian dollars

			February 28,
			2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,488	566	922
Office furniture and equipment	843	338	505
Leasehold improvements	529	56	473
Mining and milling equipment	13,447	-	13,447
	16,307	960	15,347

The Company continues to purchase critical mobile and other equipment for the Rock Creek project in anticipation of mine construction approval in 2006. Amortization of this equipment is expected to begin as soon as the equipment is placed in service.

NovaGold Resources Inc. Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

4. Investments	in thousands of Canadian dollars
February 28,
2006
$

Temporary investments
5,374,544 shares of US Gold Corp. (market value- $31,064)	3,534

Long term investments
4,104,478 shares of Alexco Resource Corp. (market value - $9,851)	2,874
3,921,568 shares of Pioneer Metals (market value - $2,118)	1,000
1,437,500 shares of TNR Gold Corp. (market value- $359)	317
600,000 shares of Eagle Plains Resources Ltd. (market value - $492)	180
Other investments	175

4,546

The Company has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30th year end. During the three months ended February 28, 2006 the Company recorded a $38,000 loss resulting from the accounting for the equity investment. Alexco also completed an initial public offering and issued common shares on the exercise of warrants and stock options. The Company recorded a dilution gain of $517,000 as a result of these transactions.

5. Mineral properties and related deferred costs
			in thousands of Canadian dollars

	Balance -				Balance -
	November 30,		Stock-based		February 28,
	2005	Expenditures	compensation	(1)	2006
	$	$	$		$

Alaska, USA
Donlin Creek	17,421	-	-		17,421
Rock Creek	19,105	817	51	(1)	19,973
Shotgun	4,050	-	-		4,050
Ambler	5,897	216	24	(1)	6,137
Big Hurrah	4,305	180	-		4,485
Khotol	1,240	336	-		1,576
Nome Gold	235	2	-		237
Other	125	15	-		140

British Columbia, Canada
Galore Creek	157,471	3,836	349	(1)	158,656
Copper Canyon	2,448	1,089	-		3,537

	209,297	6,491	424		216,212

On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia. Financial contributions will be made by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5% to 1.0% net smelter royalty each year.

NovaGold Resources Inc. Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

6. Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars
	Number of	Ascribed
Issuance of common shares	shares	value
	(thousands)	$

Balance at November 30, 2005	72,986	292,876
Issued in quarter
For cash and fair value pursuant to option agreements	41	193
For cash and fair value pursant to warrant agreements	212	2,723
Pursuant to property agreement	74	1,087
Pursuant to public offering	14,950	188,554

Balance at February 28, 2006	88,263	485,433
Shares held by a wholly-owned subsidiary eliminated on condosolidation	9	-

Total issued and outstanding	88,272	485,433

In February 2006, the Company issued 14,950,000 common shares at $14.43 (US$11.75) per common share for net proceeds of $189 million after commissions and expenses of $12 million.

During the quarter 211,900 brokers warrants were exercised for 211,900 common shares at $11.00 per common share.

7. Stock-based compensation

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the three months ended February 28, 2006 the Company has recognized a stock-based compensation charge of $629,000, of which $424,000 was capitalized to mineral properties and deferred costs and $205,000 was charged to income, for options vesting in the quarter granted in the previous year to directors, employees and service providers in accordance with CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870). Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. The fair value of the stock options was calculated at the grant date using the following assumptions.

NovaGold Resources Inc. Quarter Report 2006

Notes to Consolidated Financial Statements - Unaudited

7. Stock-based compensation (cont.)

	Vested during three months ended	Granted during three months ended
	February 28, 2006	February 28, 2006

Average risk-free interest rate	2.94% - 3.50%	3.50%

Expected life	1.85 years	1.85 years

Expected volatility	58%	44%

Expected dividends	Nil	Nil

8. Semented information

The Company's revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Nome, Alaska. The Company's exploration assets are located in the United States and Canada and the geographical breakdown is show in note 5.

9. Subsquent events

Subsequent to February 28, 2006, the Company's Board of Directors approved that the 2004 Stock Option Plan (the “Plan”) of the Company, adopted on May 11, 2004, be amended to provide that the number of common shares of the Company available for issuance upon the exercise of options granted under the Plan shall be changed from a fixed maximum number of common shares to a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares at any point in time. This amendment to the Plan was approved by the Company's shareholders at the April 26, 2005 annual general meeting subject to the Board of Directors approval.

The Company, in order to maintain its percentage interest in Alexco, committed to purchase up to 1.2 million common shares in Alexco at $2.50 per share contemporaneously with a public offering by Alexco at the same per share amount. The offering is expected to close by the end of April 2006.

NovaGold Resources Inc. Quarter Report 2006